Filed pursuant to Rule 424(b)(3)
Registration No. 333-231126

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 7, 2019)

8,334,334 Shares of Common Stock

On May 7, 2019, we filed a prospectus relating to the resale of up to (i) 6,666,667 shares of common stock issued by Evofem Biosciences, Inc. (Evofem or the Company) and (ii) 1,666,667 shares of common stock issuable upon the exercise of a common stock warrant issued by the Company, each pursuant to the terms of that certain Securities Purchase Agreement, dated April 10, 2019, by and among the Company and the purchasers listed therein, including PDL Biopharma, Inc. (PDL).

On May 5, 2020, PDL issued a press release announcing a distribution of 13,333,334 shares of Evofem common stock owned by PDL, including the 6,666,667 shares of Evofem common stock owned by PDL and registered for resale pursuant to the prospectus dated May 7, 2019 (the Distribution). The Distribution is expected to be made as of 5 p.m., New York City time, on May 21, 2020 (the Distribution Date) to PDL stockholders as of the close of business on May 15, 2020 (the Distribution Record Date). On the Distribution Date, PDL stockholders will be entitled to receive 0.11591985 shares of Evofem common stock as a dividend on each outstanding share of PDL common stock held as of the Distribution Record Date, subject to a cash payment in lieu of any fractional shares.

Our common stock is listed on The Nasdaq Capital Market under the symbol “EVFM.” On May 15, 2020, the last reported sale price of our common stock was $5.24 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 6 of the prospectus, dated May 7, 2019, the items entitled “Risk Factors” beginning on page 31 of our Annual Report on Form 10-K for the year ended December 31, 2019 and beginning on page 28 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, and under similar headings in the other periodic reports that we file with the U.S. Securities and Exchange Commission (the SEC) that are incorporated by reference into the prospectus, dated May 7, 2019, to which this prospectus supplement relates.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus, dated May 7, 2019, to which this prospectus supplement relates is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 18, 2020.

PLAN OF DISTRIBUTION

The Distribution

On May 5, 2020, PDL announced a distribution of 13,333,334 shares of Evofem common stock owned by PDL, including the 6,666,667 shares of Evofem common stock owned by PDL and registered for resale pursuant to the prospectus dated May 7, 2019, to PDL’s stockholders as of the close of business on the Distribution Record Date. These shares represent approximately 26.7% of the outstanding Evofem common stock as of the Distribution Record Date. The Distribution is expected to be made as of 5 p.m., New York City time, on the Distribution Date.

The Distribution will take place in the form of a pro rata common stock dividend to each PDL stockholder as of the close of business on the Distribution Record Date. On the Distribution Date, PDL stockholders will be entitled to receive 0.11591985 shares of Evofem common stock for every share of PDL common stock held as of the close of business on the Distribution Record Date. No fractional shares of Evofem common stock will be distributed. Instead, PDL stockholders will receive cash in lieu of any fraction of a share of Evofem common stock that they otherwise would have received.

Holders of shares of PDL common stock will not be required to pay any cash for the shares of common stock that will be distributed to them or to surrender or exchange their shares of PDL common stock to receive the dividend of shares of Evofem common stock. The Distribution will not affect the number of shares of PDL common stock held by any PDL stockholder or increase the number of Evofem shares of common stock outstanding. The distributed shares of Evofem common stock will be fully paid and nonassessable and have no preemptive rights.

The shares of Evofem common stock distributed to PDL stockholders will be freely transferable, except for shares received by persons who may be deemed to be “affiliates” of the Company under the U.S. Securities Act of 1933, as amended (the Securities Act). Persons who may be deemed to be affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company, and include its directors, certain of its officers, and significant stockholders. Evofem affiliates will be permitted to sell their shares of Evofem common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by the provisions of Rule 144 thereunder. The shares of Evofem common stock issued in the Distribution will be uncertificated shares registered in book-entry form. No certificates representing shares of Evofem common stock will be mailed to PDL stockholders.

In connection with the Distribution, PDL has filed with the SEC on Form 8-K an information statement to its stockholders of record as of the Distribution Record Date on or around May 18, 2020.

Conditions to the Distribution

The Distribution is subject to, among other things, (i) all securities law requirements for the Distribution having been met; and (ii) no other events or developments existing or occurring prior to the Distribution that, in the judgment of PDL’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of the material U.S. federal income tax consequences of the Distribution to U.S. Holders and Non-U.S. Holders (each as defined below) and a summary of the material U.S. federal income tax consequences of the ownership and disposition of Evofem common stock for U.S. Holders and Non-U.S. Holders, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury regulations promulgated thereunder (the Treasury Regulations), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder or Non-U.S. Holder of PDL common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below or opinions from our tax advisors. There can be no assurance the IRS or a court will not take a position contrary to that discussed below.
This discussion is limited to U.S. Holders and Non-U.S. Holders that hold PDL common stock and will hold Evofem common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons who hold PDL common stock or will hold Evofem common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell PDL common stock or Evofem common stock under the constructive sale provisions of the Code;

•	persons who hold or receive PDL common stock or will receive Evofem common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to PDL common stock or Evofem common stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds PDL common stock or Evofem common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding PDL common stock or Evofem common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF EVOFEM COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definitions of U.S. Holder and Non-U.S. Holder
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of PDL common stock or Evofem common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of PDL common stock or Evofem common stock that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.
U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of Evofem Common Stock to U.S. Holders
The Distribution is intended to be treated as part of a series of distributions in complete liquidation of PDL, and this discussion assumes this treatment will be respected. In accordance with such treatment, each PDL stockholder will be treated as receiving an amount equal to the fair market value of the Evofem common stock received by such holder (including any fractional shares deemed received by the holder, as described below), determined as of the date of the Distribution (together with other property distributed as part of the liquidating distribution), in exchange for its PDL common stock. We refer to such amount as the “Distribution Amount.” If a PDL stockholder holds different blocks of shares of PDL common stock (generally, shares of PDL common stock purchased or acquired on different dates or at different prices), the Distribution Amount must be allocated among the several blocks of shares in the proportion that the number of shares in a particular block bears to the total number of shares owned by the holder.
The Distribution will also be a taxable transaction for PDL in which PDL will recognize gain or loss, as if the Evofem common stock were sold to the PDL stockholder to whom it is distributed, based on the difference between the fair market value of the Evofem common stock as of the date of the Distribution and PDL’s tax basis in such stock.
Any cash received by a holder of PDL common stock in lieu of a fractional share of Evofem common stock will be treated as if such fractional share had been (i) received by the holder as part of the Distribution and then (ii) sold by such holder, via the transfer agent, for the amount of cash received. As described below, the basis of the fractional share deemed received by a holder of PDL common stock generally will equal the fair market value of such share on the date of the Distribution, and the amount paid in lieu of a fractional share will be net of the transfer agent’s brokerage fees.
If PDL is not dissolved as intended, the Distribution will not be treated as a liquidating distribution. In addition, even if PDL is dissolved, it is possible that the IRS or a court could determine that the Distribution, or any portion thereof, should not be treated as a liquidating distribution. A non-liquidating distribution would be treated as a dividend for U.S. federal income tax purposes to the extent of PDL’s current or accumulated earnings and profits. The amount of the Distribution received by a PDL stockholder that is not treated as a dividend for U.S. federal income tax purposes would constitute a return of capital and first be applied against and reduce stockholder’s adjusted tax basis in its PDL common stock, but not below zero. The amount of any Distribution in excess of the stockholder’s adjusted tax basis in its PDL common stock would be treated as capital gain. Such gain generally will be taxable as long-term capital gain if the shares have been held for more than one year. If the non-dividend portion of the Distribution does not exceed a stockholder’s adjusted tax basis in its PDL common stock, any tax basis remaining in a share of PDL common stock following the final liquidating distribution by PDL will be treated as a capital loss. Please consult your tax advisor with respect to the proper characterization of the Distribution.
Tax Basis and Holding Period of Evofem Common Stock Received by Holders of PDL Common Stock
A PDL stockholder’s tax basis in Evofem common stock received in the Distribution generally will equal the fair market value of such stock on the date of the Distribution, and the holding period for such shares will begin the day after the date of the Distribution.
U.S. Federal Income Tax Consequences of Distributions on Evofem Common Stock to U.S. Holders
As described in the section entitled “Dividend Policy” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (2019 Annual Report), we do not anticipate declaring or paying cash dividends to holders of Evofem common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends received by certain non-corporate U.S. Holders (including individuals) may be taxed at preferential rates applicable to qualified dividend income, provided certain holding period requirements are met. Corporate U.S. Holders that meet certain holding period and other requirements may be eligible for a dividends-received deduction for a portion of the dividend received. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its Evofem common stock, but not below zero. Any excess will be treated as capital gain. Such gain generally will be taxable as long-term capital gain if the shares have been held for more than one year.
U.S. Federal Income Tax Consequences of a Sale or Other Taxable Disposition of Evofem Common Stock to U.S. Holders
Upon a subsequent sale or other taxable disposition of a share of Evofem common stock, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the disposition of the share and the U.S. Holder’s tax basis in the share. The gain or loss will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the share for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.
U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of Evofem Common Stock to Non-U.S. Holders
Treatment of the Distribution
The Distribution Amount (together with other property distributed as part of the liquidating distribution) will be treated as received by a Non-U.S. Holder in exchange for the Non-U.S. Holder’s PDL common stock. The Distribution Amount allocable to a block of shares of PDL common stock owned by the Non-U.S. Holder will reduce the Non-U.S. Holder’s tax basis in such shares, but not below zero. Any Distribution Amount allocable to such shares in excess of the tax basis of such shares will be taxable as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Distributions on Evofem Common Stock
As described in the section entitled “Dividend Policy” in the Company’s 2019 Annual Report, we do not anticipate declaring or paying cash dividends to holders of Evofem common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Evofem common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of Evofem common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the Distribution or the sale or other taxable disposition of Evofem common stock (including with respect to any cash received in lieu of a fractional share of Evofem common stock) unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met;

•
in the case of the Distribution, PDL common stock constitutes a U.S. real property interest (USRPI) by reason of PDL’s status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes; or

•	in the case of a sale or other taxable disposition of Evofem common stock, Evofem common stock constitutes a USRPI by reason of Evofem’s status as a USRPHC for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third and fourth bullet points above, each of PDL and Evofem believes it is currently not, and does not anticipate becoming, a USRPHC. Because the determination of whether PDL or Evofem, as applicable, is a USRPHC depends, however, on the fair market value of such company’s USRPIs relative to the fair market value of its non-U.S. real property interests and its other business assets, there can be no assurance PDL or Evofem currently is not a USRPHC or will not become one in the future. Even if PDL or Evofem is or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of PDL common stock or Evofem common stock, as applicable, will not be subject to U.S. federal income tax if such stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of such stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period, or if another exception from these rules under the Code applies.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
U.S. Holders
A U.S. Holder may be subject to information reporting and backup withholding when such holder receives the Distribution, receives cash in lieu of a fractional share of Evofem common stock in the Distribution or receives payments on shares of Evofem common stock or proceeds from the sale or other taxable disposition of such shares. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•
the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders
The payments of dividends on Evofem common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on Evofem common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, the Distribution and proceeds from the sale or other taxable disposition of Evofem common stock (including with respect to any cash received in lieu of a fractional share of Evofem common stock) within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from the Distribution or a sale or other taxable disposition of Evofem common stock (including with respect to any cash received in lieu of a fractional share of Evofem common stock) conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on Evofem common stock and, prior to issuance of the proposed Treasury Regulations discussed below would have applied to gross proceeds from the sale or other disposition on or after January 1, 2019, of Evofem common stock (including with respect to any cash received in lieu of a fractional share of Evofem common stock), in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Holders should consult their tax advisors regarding the potential application of withholding under FATCA to the Distribution and the ownership and disposition of Evofem common stock.
Time for Determination of the Tax Consequences of the Distribution
PDL will provide its stockholders with tax information on an IRS Form 1099-DIV, informing them of the amount and character of distributions made during the taxable year, including the Distribution.